SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV DISCLOSES INFORMATION RELATING TO INBEV ANNOUNCEMENT OF THIRD QUARTER 2008 TRADING UPDATE

São Paulo, October 3, 2008 - As a result of the announcement by AmBev’s controlling shareholder, InBev S.A./N.V. (“InBev”), in the context of InBev’s capital increase to finance part of the Anheuser-Busch Companies, Inc. acquisition, of certain information related to InBev’s results for July and August 2008, as well as estimated results for September 2008, which include data relating to AmBev and its subsidiaries’ operations, AmBev presents below an overview of certain developments and performance indicators of AmBev, on a consolidated basis, for the third quarter of 2008 (3Q08).

It is important to note that the 3Q08 results figures are not yet available, and therefore all information contained herein is based on AmBev’s actual figures for the months of July and August 2008 and the latest estimate based on management’s forecasts for September 2008. Accordingly, when the actual 3Q08 results are announced, there may be differences between the actual figures for September 2008 and those discussed herein, as well as between the respective analyses thereof. These differences may be material.

The analyses below are based on organic figures and refer to the estimates for 3Q08 versus the same period of last year:

Volumes:

We expect that total volumes will increase in the mid single digit percentage range.

In Brazil, beer volumes are expected to grow in the low single digit percentage range, while soft drinks in the double digits range. In August, we regained 60 bps of beer market share versus July 2008 according to the Nielsen Institute, achieving 67.3% market share vs. 67.7% in August 2007.

In Argentina, we expect our beer volumes are likely to grow in the double digits, ahead of industry. Market share is expected to be increasing as well. Our strong performance in the country is a result of our focus on the premium segment, as well as successful marketing and innovation initiatives in relation to all our brands.

In Canada, we expect own beer volumes to grow in the low single digit percentage range.

Revenue:

We expect growth in the low double digit percentage range and mid single digit percentage range growth on a per hectoliter basis, reflecting the sales mix and revenue management activities implemented across our businesses. We remain committed to achieving net sales growth in excess of volume growth.

3Q 2008 Trading Update October 3rd, 2008 Page 2

Cost of Goods Sold (COGS):

We expect growth in Consolidated COGS per hectoliter in 3Q08 to be ahead of H108. This is due primarily to increases in COGS in our subsidiary Quilmes Industrial (Quinsa), Societe Anonyme (“Quinsa”) as a result of commodities pricing pressures with, for example, barley and malt prices growing 41% versus 2007 YTD. Wages in Quinsa are also increasing to offset higher real inflation rates. Canada COGS are also expected to be higher than the first half trends.

Selling, General and Administrative (SG&A):

SG&A expenses in 3Q08, excluding depreciation and amortization, will likely grow in the high single digit percentage range. We believe that continuous investment in our brands is key to delivering consistent results over the long run.

EBITDA and EBITDA margin:

Trends experienced in the first half of 2008, such as revenue growth ahead of volume growth and continued cost pressure will continue in 3Q08. Due to higher COGS in 3Q08, we expect EBITDA margin to show a decline in the quarter when compared to last year.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acmbsp@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: October 3, 2008	By:	/s/ Graham David Staley
Graham David Staley
Chief Financial Officer and Investor Relations